SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)









Chairman's statement

Portfolio  overview

I am pleased to report a strong set of results, with net assets increasing by 17.7% to 539.7p per share (fully diluted) in the 12 months, comparing favourably to public markets, with the FTSE All-Share increasing by 9.2% over the same period.

This strong performance has been driven by a general improvement in both the operating and exit environment and by a significant increase in distributions from the portfolio, especially from recapitalisations, which together have led to several material increases in valuation.

Over the last five years, SVG Capital has reported a compound growth in diluted net assets per share of 8.3% p.a., out-performing the FTSE All-Share by 14.0% p.a. over the same period.

Change to investment policy and formalisation of relationship with Permira

We have issued a separate announcement regarding a proposed change to the Company's investment policy, the formalisation of our relationship with Permira, including the appointment of Damon Buffini, Managing Partner of Permira to our Board and the issue of 6 million shares at 600p per share to Permira Capital Limited.

We will be seeking shareholder approval at the forthcoming AGM for this proposed change to the investment policy and the arrangements with Permira, further details of which will be contained in a Circular to shareholders.

Board succession

In recent years, the Board and the Nominations Committee have been carefully considering the issues of Board and management succession. Four of our former Directors have retired, and they have been replaced by three new independent non-executive Directors: Denis Raeburn, former Managing Director of Global Asset Management (GAM) (appointed in June 2001); Francis Finlay, Chairman of Clay Finlay Inc. (appointed October 2004); and Charles Sinclair, Chief Executive of Daily Mail & General Trust (appointed January 2005).

As part of these considerations, I have signalled to the Board that after nine years as Chairman of the Company, I have decided to retire at the forthcoming AGM.

The alternatives for my replacement as Chairman of SVG Capital have been carefully considered by the Board and the Nominations Committee (excluding Nicholas Ferguson). The conclusion reached was that from all the alternatives, Nicholas Ferguson, the current Chief Executive of SVG Capital provides the ideal experience and continuity for the Company and he has agreed to step down as Chief Executive and succeed me as Chairman.

We are not proposing to replace Nicholas Ferguson as Chief Executive. His appointment as Chief Executive in 2001 was to oversee, on behalf of the Board, both the investment of SVG Capital's assets and the development of its fund management business, SVG Advisers. SVG Advisers is now profitable, with combined third-party funds under management and commitments of EUR1.5 billion and strong growth potential. The Board has decided that in future all such executive work will be conducted by SVG Advisers, led, as currently, by Andrew Williams, with an advisory agreement between SVG Capital and SVG Advisers.

In proposing this appointment, we have considered the requirements of the Combined Code. The Combined Code states that if, exceptionally, a Board decides that a chief executive of a company should become Chairman, the Board should consult major shareholders in advance and set out it reasons to shareholders at the time of the appointment and in the next annual report.

3

In considering the issue of succession, the Board has taken into consideration the specialist nature of SVG Capital and the importance of having a Chairman who has a thorough understanding of private equity and who can provide continuity with SVG Capital's relationships with its underlying investment advisers.

The Board believes that Nicholas Ferguson's appointment will provide the Company with a Chairman that has deep knowledge of the private equity industry, a demonstrated commitment to value creation for shareholders and a clear commitment to first class corporate governance. In addition, he commands the respect of shareholders and our underlying investment advisers, and will give the Company the continuity to enable it to follow successfully the excellent results of our first nine years.

The Company has consulted its largest shareholders regarding the appointment and shareholders representing approximately 60% of the Company's share capital have indicated that they are supportive of this succession.

Directors' fees

The Board continues to monitor the payment of fees to Directors. In order to provide the Board with additional flexibility in the setting of Directors' fees in the future, a resolution will be proposed at the AGM proposing that the cap on the total amount of Directors' fees be increased from GBP200,000 to GBP600,000. The total estimated Directors' fees for 2005 are GBP415,000, and this increase will give the Company the ability to appoint further directors, as we intend to do.

Euro Depositary Receipts (EDRs)

Following a review of the liquidity of the Company's EDR programme and consultation with the major holders of the EDRs, the Company terminated the depositary arrangement and delisted the EDRs in February 2005. The majority of the holders elected to transfer their holdings back into ordinary shares.

Corporate governance

During the year ended 31 December 2004, the corporate governance environment for UK publicly listed companies has significantly changed. The Financial Reporting Council published a revised Combined Code in July 2003 and the new Code applies to the Company for the year ended 31 December 2004.

In order to ensure that the Company continues to demonstrate the highest standards of corporate governance, the Board undertook a strategic review of its governance structure. Following the conclusion of the review, revisions have been made to the schedule of matters reserved for decision by the Board, and revised terms of reference for the Board's committees have been adopted. A formal and rigorous process to evaluate the performance of the Directors, the Board and its committees has been developed.

In accordance with the provisions of the Code, Anthony Habgood has been appointed as Senior Independent Director of the Company with effect from 1 December 2004.

Annual General Meeting (AGM)

The AGM will be held at 12 noon on Monday 25 April 2005 at 111 Strand, London WC2R 0AG, and will, as in previous years, include a presentation on the activities of the Company.

Outlook

The growth in net assets over the last 12 months is very satisfactory and 2005 has got off to a good start, with a number of recapitalisations within the portfolio and the listing of Premiere on the Frankfurt Stock Exchange.

We are seeing increased levels of distributions. By the end of the first quarter of this year, it is expected that SVG Capital will have received distributions of over GBP95 million, which compares to total distributions of GBP144 million in 2004. This will increase our cash balances in the short-term. However, we expect these to reduce as calls are made on our GBP464 million of uncalled commitments.

4

We have been encouraged by the performance of our share price over the year, which has appreciated by 19.6%, significantly outperforming the FTSE All-Share. We believe that this out-performance is in part a reflection of better market sentiment towards private equity, but also recognition of the potential returns achievable by investing in private equity and the performance of our underlying private equity advisers.

In the nine years I have been Chairman, SVG Capital has grown, both in assets and standing, none of which would have been achievable without the impressive performance of its underlying fund advisers, particularly Permira, and I wish both the Board and shareholders continued success. In addition, I would like to thank the team at SVG Advisers for their hard work and dedication in creating a thriving fund management business with strong growth potential.



5

CEO's operating review

It is now over three years since the launch of SVG Capital's fund management business, SVG Advisers. In that time, combined third-party funds under management and commitments have grown from zero to approximately EUR1.5 billion and the business made a modest profit in 2004.

This successful growth has been achieved in a difficult fund raising environment for private equity, and the team has reacted quickly to changes in the marketplace. Over this time, SVG Advisers has built a reputation for innovation, and for performance in all of its products.

The business now advises four private equity funds of funds and two public equity funds and we expect to launch further funds this year.

Private equity

The Schroder Private Equity Fund of Funds I & II, which are advised by SVG Advisers, reported strong results during the year. Both funds of funds have benefited from early realisations in their underlying portfolios, and both are ahead on cash generation. The Schroder Private Equity Fund of Funds I, which closed in 2002 with commitments totalling EUR242 million is almost fully committed, with commitments to 22 underlying funds broadly split between the US and Europe. Its successor fund, the Schroder Private Equity Fund of Funds II, closed in 2004 with commitments totalling EUR285 million and follows the same investment guidelines as its predecessor. It has made 12 commitments to date and we anticipate that it will be substantially committed within the next six months.

P123, the fund of Permira pan-European buy-out funds, in which SVG Capital has a 38% holding, has benefited from significant cash distributions during the year. P123 closed in December 2003 with EUR167 million of commitments from external investors, EUR105 million of secondary assets in Permira Europe I and II and an uncalled commitment to Permira Europe III of EUR367 million. Since its establishment, distributions and uplifts in value of portfolio companies have outweighed the negative impact of management fees, which given the size of P123's commitment to Permira Europe III, compared to its exposure to the more cash generative secondary assets (a ratio of over 3:1), is particularly encouraging.

In September 2004, we successfully closed SVG Diamond1, a EUR400 million Collateralised Fund Obligation ('CFO') of private equity funds. SVG Diamond comprises EUR260 million of investment grade bonds and preferred equity shares representing commitments of EUR140 million at closing. SVG Diamond is one of the few investment vehicles to have successfully raised capital from the fixed income markets for investment in private equity, and is the first of its kind to incorporate drawable equity, reinvestment and over commitment strategies. Its portfolio will include both secondary and primary private equity fund commitments, predominantly focused on buy-outs in Western Europe and the US. SVG Capital has an uncalled commitment of EUR50 million to the preferred equity shares.

Public equity

The two funds launched by SVG Advisers' public equity team, the SVG UK Focus Fund (a Dublin listed OEIC) and The Strategic Recovery Fund (a UK Limited Partnership) have performed very well over the year, both significantly outperforming public markets. The team now advises combined commitments, funds and segregated mandates of approximately GBP170 million, versus GBP41 million at the beginning of 2004, and we expect to launch a successor fund to The Strategic Recovery Fund during the course of 2005.

The SVG UK Focus Fund reported an increase in net assets per share of 19.4%, over the year to 31 December 2004. The fund was established in August 2003 with net assets of GBP15.4 million, including a GBP7.6 million cornerstone investment from SVG Capital, with the objective of maximising returns for investors, predominantly through capital growth, by investing in quoted equities using private equity techniques. At 31 December 2004, the fund held 34 investments in a variety of sectors and had grown its net assets over the year from GBP26.1 million to GBP90.6 million. Since our initial investment in the fund in August 2003, SVG Capital's holding has appreciated by 27.6% to GBP9.7 million, outperforming the FTSE All-Share by 9.0% over the same period.

6

The Strategic Recovery Fund had a final closing in January 2004 with total capital commitments of GBP15 million, including an investment of GBP7.4 million from SVG Capital. The fund was established with an investment objective of investing in publicly listed UK companies that are undervalued and could benefit from strategic, operational or management change. Since its establishment the fund has made five investments and at 31 December 2004 reported a net IRR of 68% on its called capital, a weighted out-performance of the FTSE All-Share (Total Return) Index of 56%.

Board succession

As you have read above, John McLachlan, who has been Chairman of SVG Capital since its establishment in May 1996, has decided to retire at the forthcoming AGM. Under his Chairmanship, net assets have grown from GBP187.0 million to GBP676.4 million, outperforming the market on a compound basis by 13.2% p.a., the Company has committed over GBP1.3 billion to private equity, and it has established a successful and prospering fund management business. SVG Capital is now a FTSE 250 company and one of the largest investment companies listed on the London Stock Exchange.

John's counsel and leadership have played an integral part in all of these achievements, and on behalf of the Board of Directors and the shareholders, I would like to thank him most warmly for his excellent stewardship of the Company over the last nine successful years.

Outlook

The team continue to look at potential new innovative investment products and we hope to launch at least one new private equity fund of funds and one new public equity fund during the course of 2005.

Over the last three years we have invested in the infrastructure and staffing of SVG Advisers. The team has doubled since SVG Advisers was established in 2001, and the business is well placed to capitalise on the opportunities to create innovative products for investment in private equity or public equity using private equity techniques.


7

Portfolio review                                               December 2004

Over the course of 2004 the operating environment for the majority of the portfolio companies improved. Overall, increases in earnings and a focus on cash flow generation and debt repayment have had a positive impact on portfolio company valuations, despite a fall in the average weighted discounted earnings multiples used to value the portfolio. This, together with substantial cash distributions and a number of significant valuation write-ups, resulted in an increase of 17.7% in fully diluted net assets per share to 539.7p in the year to 31 December 2004.

An improved exit environment and an increased appetite for debt amongst institutional investors has led to an increase in both sales and refinancing activity. Distributions during the year totalled GBP143.9 million, a more than four-fold increase on the previous year. These were split between sales and recapitalisations, with the latter representing 40% of distributions. These distributions were at an average 27.6% uplift to December 2003 valuations. Since inception, SVG Capital's average uplift to previous valuation on realisations is approximately 41.2%. Since the year end, SVG Capital has received a further GBP95.4 million in distributions from the recapitalisations of Cognis, New Look, Hogg Robinson and the partial realisation of Premiere.

The most significant write-up at December 2004 was Premiere, the German Pay-TV company. Premiere successfully listed on the Frankfurt Stock Exchange in March 2005. At flotation, funds advised by Permira sold approximately 50% of their holding in the company and SVG Capital has received GBP36.8 million from this partial realisation. The December 2004 valuation of the company of GBP73.6 million represents the cash proceeds and the post flotation valuation2 of the remaining shares (after the application of discounts). This represents an approximate uplift of GBP59.3 million (42.5p) to the December 2003 valuation of GBP14.3 million.

Whilst recapitalisations are effectively a return of cost, allowing private equity managers to return capital to investors early in the investment cycle, several recapitalisations, together with improved operating performance, have resulted in uplifts in the value of a number of portfolio companies held at December 2004. The most significant of these was Cognis, the specialty chemicals company, which returned a total of GBP49.3 million (or 1.6x cost) through two recapitalisations, the first in May and a further one after the year-end in January 2005. At December 2004, Cognis was valued at GBP43.8 million (of which GBP30.2 million represents the cash proceeds from the January 2005 recapitalisation), which together with the distribution received from the recapitalisation in May, represents an aggregate uplift of GBP24.7 million (17.7p) to the December 2003 valuation. In addition to Cognis, Rodenstock completed a recapitalisation towards the end of last year, returning 1.7x cost (GBP14.4 million) and was valued at GBP4.4 million at December 2004, an aggregate uplift of GBP10.5 million (7.6p) to the December 2003 valuation.

A general improvement in capital markets over the twelve months resulted in a number of IPOs and disposals during the year. Eyetech Pharmaceuticals floated on NASDAQ in January 2004 and by the year-end funds advised by SV Life Sciences had realised all of their holding in the company. SVG Capital received total proceeds of GBP14.1 million from this realisation, an uplift of GBP11.6 million (8.3p) to the December 2003 valuation. In addition, in the first half of the year funds advised by Permira sold 19% of their holding in SEAT Pagine Gialle, at an uplift of GBP5.6 million (3.9p) to the attributable December 2003 valuation.

The portfolio is relatively focused, with the 20 largest underlying companies representing 72% of gross assets. Of the 129 companies in the portfolio, 44% have been valued on an earnings basis, of which 3% are valued below cost, bringing the total percentage of the portfolio valued below cost to 5%.
Approximately 15% of the portfolio is valued on a quoted basis with the remainder either valued at cost (24%) or on a third-party basis (15%). Taking into account the flotation of Premiere in March 2005, the percentage of the portfolio valued on a quoted basis will increase to approximately 25%, with the percentage of the portfolio valued on a third-party basis decreasing to 5%.

8

The average discounted weighted earnings multiple used to value the portfolio fell during the year from 8.6 to 6.6. Whilst this sharp decrease was mainly influenced by the fall in semiconductor multiples, weighted discounted earnings multiples for non-semiconductor companies also fell to 4.5. The impact of foreign exchange, which adversely affected the portfolio's valuation by approximately GBP16.4 million in June, reversed somewhat in the second half of the year. For the year to 31 December 2004, foreign exchange movements had a negative impact on the valuation of the portfolio of approximately GBP9.4 million.

Portfolio changes

Since December 2003 there have been a number of changes in the portfolio's valuation profile, with several companies moving from a cost to an earnings, quoted basis or third-party basis for the first time. The majority of these changes were in the first half of the year, with only two significant changes in the second half, Premiere, which moved from a cost to a third-party valuation basis and Inmarsat, which moved from a cost to an earnings valuation basis. During the year, Inmarsat completed two recapitalisations, returning approximately 55% of the cost of the investment and at December 2004, SVG Capital's holding in Inmarsat was valued at GBP10.1 million (attributable December 2003 valuation: GBP6.0 million).

Valuation changes - positive

There have been several material positive valuation changes in the year, the two most significant being the specialty chemicals group Cognis and the German Pay-TV company, Premiere, which together added GBP84.0 million (60.2p) to net assets. In addition to these, the portfolio also benefited from a number of other uplifts in valuation, namely the revaluations of Travelodge & Little Chef, SEAT Pagine Gialle, Hogg Robinson, Grammer, Inmarsat and Rodenstock.

Company                                            31 December 2004             31 December 2003              Change in Period
                                                          Valuation                    Valuation                       GBP'000
                                                            GBP'000                     GBP'000

Premiere                                                     73,616                       14,320                        59,296
Cognis                                                       43,764                      19,023*                        24,741
Travelodge & Little Chef                                     41,614                      31,179*                        10,435
SEAT Pagine Gialle                                           38,169                      28,814*                         9,355
Hogg Robinson                                                33,082                       24,716                         8,366
Grammer                                                      16,954                        9,985                         6,969
Inmarsat                                                     10,128                        6,031                         4,097
Rodenstock                                                    4,433                       1,903*                         2,530
* attributable value

Travelodge & Little Chef completed a sale and lease back of a number of its properties in the fourth quarter of 2004 which has enabled the company to repay some of its acquisition debt and return some of the cost of the investment to investors. This, together with the improved operating performance of the company, has resulted in the company being written back up to cost, representing an uplift of GBP10.4 million (7.5p) to the attributable December 2003 valuation.

Approximately 19% of SVG Capital's holding in the Italian quoted telephone directories, directory assistance and business information company SEAT Pagine Gialle was sold in the first half of the year, at an approximate gross multiple of two times original attributable cost (in local currency). The increase in value of this company at December 2004 reflects the quoted value of SVG Capital's remaining holding (after the application of discounts), representing a GBP9.4 million (6.7p) uplift to the attributable December 2003 valuation.

9

As highlighted in the interim accounts, both Rodenstock and Hogg Robinson are performing well and continue to increase earnings. In the case of Rodenstock, the company's performance has been stronger than anticipated and in the fourth quarter of 2004 the company completed a recapitalisation which returned 1.7x cost. This return of capital together with the revaluation of Rodenstock at December 2004 has led to an aggregate uplift of GBP10.5 million (7.6p) to its December 2003 valuation.

On the back of improved performance and the acquisition of the business travel operations of Kuoni Reisen Holdings AG in the first half of 2004, Hogg Robinson has been written up by GBP8.4 million (6.0p) at December 2004. The acquisition of Kuoni's business travel operations was completed without the need for additional equity from investors and has given Hogg Robinson's travel management business a leading position in the European market and access to the German and Swiss business travel markets. Since the year end, the company has completed a recapitalisation, returning GBP14.7 million of cost to SVG Capital.

Grammer, the German manufacturer of truck, train and car seats was acquired by funds advised by Permira in June 2001. The company is performing well, continues to repay its acquisition debt and has been written up by GBP7.0 million (5.0p) at December 2004.

Valuations changes - negative

There  were  four  significant   write-downs  in  the  period:   Takko,   Memec,
austriamicrosystems and Holmes Place.

As highlighted in the interim report, Takko has been adversely affected by the performance of the German retail market, which has been in decline since 2000. Whilst the company has successfully grown its store portfolio, increased gross margins and reduced costs, its operating environment remains difficult and sales have been below expectations. SVG Capital's investment in Takko was initially written down in June 2004. Due to continued weak performance, the investment has been further written down to GBP4.2 million (25% of cost in local currency) at December 2004 representing a write-down of GBP12.3 million (8.8p) to its December 2003 valuation.

The valuation of Memec has been written down by GBP12.2 million (8.8p) against the attributable December 2003 valuation to GBP29.7 million. This write down has been driven by comparable earnings multiples in the semiconductor sector, which fell sharply during the year, and the negative impact of the weakening US$ on the company's valuation. The company has increased its sales volumes, grown profitability and completed a recapitalisation during the year which returned approximately 20% of its cost to investors.

Austriamicrosystems floated on the SWX Swiss Exchange in May 2004, with shares being placed at CHF 35 per shares. Funds advised by Permira sold 20% of their holding in the company at the flotation and the December 2004 valuation of the company is the quoted value of SVG Capital's remaining holding (after the application of discounts). This valuation of GBP15.2 million, together with the cash proceeds received from the partial realisations (GBP3.8 million) represents an aggregate write-down of GBP7.7 million (5.5p) to the December 2003 valuation (GBP26.7 million). The underlying performance of the company remains strong, recently reporting strong growth in revenues and earnings.

SVG Capital's investment in Holmes Place has been written down on an earnings basis to GBP6.6 million (December 2003: GBP13.0 million). Competitive operating conditions, particularly in the UK, continued to deteriorate following the investment in July 2003. The new management team have restructured the business and trading results to date in 2005 have been encouraging.

10

Realisations

With the exception of recapitalisations, which are a return of cost, the two most significant disposals in the year were the full realisation of Eyetech Pharmaceuticals, following its flotation on NASDAQ in January 2004 and the partial realisation of SEAT Pagine Gialle.

Company                                              Realisation value            31 December 2003                        Cost
                                                              GBP'000*                   Valuation                     GBP'000
                                                                                         GBP'000
Realisations
Eyetech Pharmaceuticals                                        14,067                       2,451                        2,373
SEAT Pagine Gialle                                             12,330                       7,069                        6,760
* including P123

The remainder of distributions were made up by smaller realisations, the largest two of which were the GBP5.9 million distribution from the sale of the Japanese property management company Darwin, and the GBP4.7 million distribution from the sale of Physician Dialysis, a US based dialysis company.

New investments

There has been a pick up in the level of new transactions completed during the year, with calls of GBP159.5 million being paid, a 44% increase on the previous year. 11 new and 15 follow-on investments were made, of which seven feature in the 20 largest underlying companies, the majority of which were announced in the interim report. Since the publication of the interim report, three major new investments have been announced, Vendex, Dinosol Supermercados (formerly Ahold Supermercados) and Marazzi.

Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 stores fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The company owns a property portfolio consisting of 83 stores. SVG Capital's share of this investment is GBP20.1 million.

Dinosol  Supermercados  (formerly  Ahold  Supermercados)  operates 572 stores in
Spain and the  Canary  Islands,  trading  under a number  of  brands  including:
SuperSol, HiperSol, HiperDino, Netto and CashDiplo. The transaction represents the first Spanish transaction by funds advised by Permira since Permira opened an office in Madrid earlier last year. SVG Capital's share of this investment is GBP25.0 million (which is as yet uncalled).

Marazzi is the world's largest manufacturers of ceramic tiles. The company is active in 130 countries and has over 4,000 employees and 18 plants located in Italy, Spain, France and the US with a new plant opening in Russia in 2005. SVG Capital's share of this investment is GBP15.8 million.

As mentioned in the interim report, in August, funds advised by Permira announced an investment in Intelsat, a leading global satellite communications company. This transaction closed after the year-end and SVG Capital's share of this investment is expected to be approximately GBP8.8 million. Intelsat offers wholesale internet, broadcast, telephony and corporate network solutions to leading service providers in approximately 200 countries and territories
worldwide.   Its  global   communications   network  includes  28  geostationary
satellites, servicing more than 600 customers around the world, including internet service providers, telecommunications companies, broadcasters and corporate network service providers.

Valuation basis (by value)

The majority of the portfolio continues to be valued on an earnings basis. The percentage of the portfolio valued below cost has decreased to 5%, primarily as a result of the revaluation of Travelodge & Little Chef and the flotation of austriamicrosystems. The percentage of the portfolio valued on a quoted basis has increased to 15%, a result of the change of valuation basis of SEAT Pagine Gialle from a cost to a quoted basis and the flotation of austriamicrosystems.

11


                                                                     31 December 2004                         31 December 2003
                                                                         % (by value)                             % (by value)

Cost                                                                               24                                       21
Earnings                                                                           41                                       43
Written-down - earnings                                                             3                                        8
Written-down                                                                        2                                       10
Third party                                                                        15                                       10
Quoted                                                                             15                                        8

The average discounted earnings multiple used to value the portfolio decreased to 6.6 (December 2003: 8.6). This average number is influenced by the higher than average discounted earnings multiple used to value semiconductor companies, ignoring the semiconductor companies, average discounted earnings multiple for the non-semiconductor companies was 6.4 (December 2003: 6.6).

The average discount applied to companies valued on an earnings basis was 29%, and 21% for quoted investments.

Geographical and sector distribution (by value)

The only major change in the portfolio's geographical exposure is the increase in its weighting to Continental Europe, which has increased to 35% as a result of the revaluation of Premiere.

Geographical Analysis

                                                                     31 December 2004                         31 December 2003
                                                                         % (by value)                             % (by value)
Multinational                                                                      26                                       30
Continental Europe                                                                 35                                       30
UK                                                                                 22                                       19
North America                                                                       8                                       10
Far East/Asia Pacific                                                               9                                       11


Due to the number of new investments in the consumer sector this now represents 41% of the portfolio. The decrease in the portfolio's weighting to medical and health is a result of the sale of Sirona, Euro Dental and Eyetech. The portfolio's exposure to computer/other electronics has decreased to 16%, partly a reflection of the revaluation of Memec and also in part due to investments in other sectors.

 Sector Analysis

                                                                    31 December 2004                         31 December 2003
                                                                        % (by Value)                             % (by Value)

Consumer                                                                          41                                       29
Medical/health                                                                    11                                       21
Computer/other electronics                                                        16                                       22
Chemicals                                                                          6                                        7
Industrial products/services                                                       6                                        7
Other manufacturing                                                                3                                        3
Other services                                                                    17                                       10
Construction                                                                       0                                        1

12

Portfolio maturity

The average age of the portfolio has reduced with 58% of investments held for less than three years, 43% being held for under two years, of which 23% have been held for less than a year.

Investments in companies (GBP million)
31 December 2004
                                                                           Earnings/
Year*                               W/down                 Cost          third party               Quoted                Total
         1994 & prior                  0.5                    -                  0.1                  9.0                  9.6
                 1995                    -                    -                  0.9                  3.3                  4.2
                 1996                  0.2                    -                  0.4                  0.2                  0.8
                 1997                  0.1                    -                  5.4                  7.8                 13.3
                 1998                  0.3                    -                 21.0                  1.5                 22.8
                 1999                  0.1                  1.4                 18.5                 20.6                 40.6
                 2000                  2.0                  3.9                102.8                 17.1                125.8
                 2001                  2.5                  1.8                 68.2                  1.8                 74.3
                 2002                  7.4                  3.7                 88.3                    -                 99.4
                 2003                    -                  6.5                 94.7                 38.2                139.4
                 2004                    -                149.4                  6.0                  5.0                160.4
                                   _______              _______              _______              _______              _______
                                      13.1                166.7                406.3                104.5                690.6

* Year of original investment in underlying companies

Investments in companies (GBP million)

31 December 2003

                                                                           Earnings/
Year*                               W/down                 cost          third party               Quoted                Total

         1994 & prior                  0.5                    -                  1.2                  9.5                 11.2
                 1995                    -                  0.1                  0.7                  2.7                  3.5
                 1996                  0.3                    -                  3.8                  0.1                  4.2
                 1997                  0.1                    -                 34.1                  3.0                 37.2
                 1998                  0.7                    -                 22.7                  2.1                 25.5
                 1999                  2.4                  0.3                 18.7                 14.6                 36.0
                 2000                 52.1                  5.7                126.1                  3.1                187.0
                 2001                  0.6                 10.5                 50.4                  0.3                 61.8
                 2002                  0.1                 11.1                 95.0                  7.7                113.9
                 2003                  0.1                 91.2                    -                    -                 91.3
                                   _______              _______              _______              _______              _______
                                      56.9                118.9                352.7                 43.1                571.6

* Year of original investment in underlying companies

Deal type

SVG Capital's portfolio is focused towards Management Buy-Outs/Ins (85%) with a small exposure to Development Capital (12%). SVG Capital's exposure to early stage companies (3%) is entirely in the life sciences sectors.

Fund commitments

At 31 December 2004, SVG Capital had GBP411.4 million of uncalled commitments to seven private equity funds (December 2003: GBP557.5 million to 10 funds). In addition, SVG Capital also had a GBP2.7 million uncalled commitment to The Strategic Recovery Fund; a GBP14.8 million uncalled commitment to P123, which is due in October 2005; and an uncalled commitment of GBP35.6 million to SVG Diamond.

13


Uncalled fund commitments                                       Amount                        Amount                  SVG Capital
                                                                called                      uncalled                     uncalled
                                                      (local currency)              (local currency)                  commitment*
                                                              millions                      millions                 GBP millions

Permira Europe III                                            EUR128.5                      EUR379.5                        268.7
Permira Europe II                                             EUR582.8                       EUR85.2                         60.3
The Japan Fund IV                                           Yen2,350.6                     Yen8363.0                         42.5
The Japan Venture Fund III                                  Yen2,962.6                      Yen142.4                          0.7
Schroder Ventures US Fund                                      US$60.0                       US$13.2                          6.9
Schroder Ventures International Life
Sciences Fund II
                                                               US$66.3                       US$15.4                          7.3
International Life Sciences Fund III
                                                               US$27.0                       US$48.0                         25.0

Strategic Recovery Fund                                         GBP4.7                        GBP2.7                          2.7
P123                                                           EUR83.8                       EUR21.0                         14.8
SVG Diamond                                                          -                       EUR50.3                         35.6

Total                                                                                                                        464.5

* Based on exchange rates at 31 December 2004


SVG Capital's return on its holdings of Permira and Schroder Ventures' funds, including P123, is summarised below:

                                                                            Year to                                  Year to
                                                                   31 December 2004                         31 December 2003
                                                                       GBP millions                             GBP millions

Opening Valuation                                                             560.3                                    484.0
Calls Payable                                                                 159.5                                    110.7
Distributions Receivable                                                    (143.9)                                   (59.4)
                                                                               ____                                     ____
                                                                              575.9                                    535.3

Increase in Value of Portfolio                                                121.7                                     21.4
(less)/plus FX movement                                                       (9.4)                                      3.6
                                                                             ______                                   ______
                                                                              112.3                                     25.0
                                                                             ______                                   ______
Closing Portfolio                                                             688.2                                    560.3



Cash and marketable securities

At 31 December 2004, SVG Capital's gross cash balance of GBP25.1 million (December 2003: GBP47.7 million) was held principally in money market funds, reflecting anticipated short-term cash flows. Since the year end, SVG Capital has received distributions totalling GBP95.4 million.

14

Twenty largest underlying companies

In the following pages, we show SVG Capital's twenty largest investments by value as at 31 December 2004.


Premiere (Germany)

Company                                                       GBP000's
Cost                                                          13,318
Value                                                         73,616
Date of Acquisition                                    February 2003

Premiere is a Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on more than 25 channels. The company has approximately 3.2 million subscribers serving both satellite and cable households. The valuation basis is third-party; the holding represents 10.9% of net assets.


Cognis (Germany)

Company                                                       GBP000's
Cost                                                          11,872
Value                                                         43,764
Date of Acquisition                                    November 2001

Cognis is a global supplier of specialty chemicals. The five divisions of the Cognis Group - Care Chemicals, Nutrition & Health, Functional Products, Process Chemicals and Olechemicals - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is earnings; the holding represents 6.5% of net assets.


Travelodge & Little Chef (UK)

Company                                                       GBP000's
Cost                                                          41,293
Value                                                         41,614
Date of Acquisition                                    February 2003

Travelodge is the second largest operator in the UK budget hotel sectors, providing around 14,000 rooms in 240 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 300 outlets. The valuation basis is earnings; the holding represents 6.2% of net assets.

15

Ferretti (Italy)

Company                                                        GBP000's
Cost                                                           36,014
Value                                                          40,974
Date of Acquisition                                      October 2002

Ferretti Group is world leading producer of luxury motor yachts larger than 40 feet, created through a buy and build strategy of complementary motor yacht builders. The valuation basis is earnings; the holding represents 6.1% of net assets.


SEAT Pagine Gialle (Italy)

Company                                                        GBP000's
Cost                                                           28,819
Value                                                          38,169
Date of Acquisition                                         July 2003

SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is quoted; the holding represents 5.6% of net assets.


Hogg Robinson (UK)

Company                                                        GBP000's
Cost                                                           22,178
Value                                                          33,082
Date of Acquisition                                         June 2000

Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is earnings; the holding represents 4.9% of net assets.

16


AA (UK)

Company                                                       GBP000's
Cost                                                          31,983
Value                                                         31,983
Date of Acquisition                                   September 2004

The AA has a pre-eminent position in the roadside services market, providing both private and fleet motorists with breakdown cover across the UK. The business, when acquired, comprised roadside recovery, insurance, personal loans, service centres, mobile tyre fitting, publishing and driving schools. Its financial services division provides motor and home insurance and personal loans with some 1.6 million insurance policies and a GBP1 billion loan book. The valuation basis is cost in fund currency; the holding represents 4.7% of net assets.


Memec (UK)

Company                                                       GBP000's
Cost                                                          39,563
Value                                                         29,721
Date of Acquisition                                     October 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is earnings; the holding represents 4.4% of net assets.


Dinosol Supermercados (formerly Ahold Supermercados) (Spain)

Company                                                        GBP000's
Cost                                                           24,954
Value                                                          24,954
Date of Acquisition                                     December 2004

Dinosol  Supermercados  (formerly  Ahold  Supermercados)  operates 572 stores in
Spain and the  Canary  Islands,  trading  under a number  of  brands  including:
SuperSol, HiperSol, HiperDino, Netto and CashDiplo. The valuation basis is cost in fund currency; the holding represents 3.7% of net assets.


17

debitel (Germany)

Company                                                        GBP000's
Cost                                                           19,319
Value                                                          20,387
Date of Acquisition                                         June 2004

debitel is Europe's largest mobile phone service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Germany and has over 10.2 million customers and operates via a network of 5,000 retail partners and 100 of its own shops. The valuation basis is cost in fund currency; the holding represents 3.0% of net assets.


New Look (UK)

Company                                                        GBP000's
Cost                                                           19,229
Value                                                          20,292
Date of Acquisition                                        April 2004

New Look, is a leading UK fashion retailer targeting the young (15-44) female market. The company was established in 1969 and has grown to become one of the UK's largest retailers of womenswear with around 4% of the UK womenswear market. New Look has 504 stores in the UK and 181 stores in France (trading under the MIM fascia). The valuation basis is cost in fund currency; the holding represents 3.0% of net assets.


Vendex (Benelux)

Company                                                       GBP000's
Cost                                                          20,100
Value                                                         20,100
Date of Acquisition                                   September 2004

Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 stores fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The valuation basis is cost in fund currency; the holding represents 3.0% of net assets.


18


Grammer (Germany)

Company                                                       GBP000's
Cost                                                           8,476
Value                                                         16,954
Date of Acquisition                                         May 2001

Grammer  supplies  seating  equipment  to  the   automotive/commercial   vehicle
industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is earnings; the holding represents 2.5% of net assets.


Marrazzi (Italy)

Company                                                       GBP000's
Cost                                                          15,772
Value                                                         15,772
Date of Acquisition                                    December 2004

Marazzi is the world's largest manufacturers of ceramic tiles. The company is active in 130 countries and has over 4,000 employees and 18 plants located in Italy, Spain, France and the US with a new plant opening in Russia in 2005. The valuation basis is cost in fund currency; the holding represents 2.3% of net assets.


austriamicrosystems (Austria)

Company                                                        GBP000's
Cost                                                           25,258
Value                                                          15,178
Date of Acquisition                                         June 2000

austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is quoted; the holding represents 2.2% of net assets.

19

Parkway Holdings (Singapore)

Company                                                       GBP000's
Cost                                                          19,041
Value                                                         12,957
Date of Acquisition                                    December 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 1.9% of net assets.


EEMS (Italy)

Company                                                       GBP000's
Cost                                                           1,376
Value                                                         12,650
Date of Acquisition                                         May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is earnings; the holding represents 1.9% of net assets.


Leica Microsystems (Germany)

Company                                                        GBP000's
Cost                                                            8,682
Value                                                          11,095
Date of Acquisition                                        April 1998

Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is earnings; the holding represents 1.6% of net assets.


20

Grand Navi Veloci (GNV) (Italy)

Company                                                       GBP000's
Cost                                                          10,576
Value                                                         10,576
Date of Acquisition                                     October 2004

GNV is a leading European ferry company, with a fleet of eight ships. The first of its eight ships was launched in 1993, while its two largest and most recent ships, Superba and Suprema, were launched in 2002 and 2003.The valuation basis is cost in fund currency; the holding represents 1.6% of net assets.


Inmarsat (UK)

Company                                                        GBP000's
Cost                                                            6,031
Value                                                          10,128
Date of Acquisition                                     December 2003

As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is earnings; the holding represents 1.5% of SVG Capital's net assets.


21

                                         SVG Capital plc
                                        Unaudited Results

                               CONSOLIDATED STATEMENT OF TOTAL RETURN
                                 (incorporating the Revenue Account)

                                                               For the year ended                        For the year ended
                                                              to 31 December 2004                       to 31 December 2003
                                               Revenue      Capital         Total       Revenue       Capital         Total
                                               GBP'000      GBP'000       GBP'000       GBP'000       GBP'000       GBP'000

Realised gains on investments                       -        31,200        31,200             -        10,894        10,894
Unrealised gains on investments                     -        84,930        84,930             -        15,128        15,128
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
Gains on investments                                -       116,130       116,130             -        26,022        26,022
Exchange (losses)/gains on cash                  (75)            18          (57)           178         (630)         (452)
Other exchange gains                                -            12            12             -           938           938
Income                                         11,171             -        11,171         6,857             -         6,857
Expenses                                      (9,932)         (928)      (10,860)       (7,642)       (3,357)      (10,999)
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
Net return/(deficit) before                     1,164       115,232       116,396         (607)        22,973        22,366
finance costs and taxation
Interest payable and similar charges          (5,980)             -       (5,980)       (5,106)             -       (5,106)
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
Net (deficit)/return on ordinary              (4,816)       115,232       110,416       (5,713)        22,973        17,260
activities before taxation
Tax on ordinary activities                         72             -            72           182             -           182
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
(Deficit)/return on ordinary                  (4,744)       115,232       110,488       (5,531)        22,973        17,442
activities after taxation
Minority interest - equity                        (2)          (84)          (86)             -          (66)          (66)
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
(Deficit)/return on ordinary                  (4,746)       115,148       110,402       (5,531)        22,907        17,376
activities after tax and minority
interest attributable
to equity shareholders
Dividends                                           -             -             -             -             -             -
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
(Deficit)/return on ordinary activities       (4,746)       115,148       110,402       (5,531)        22,907        17,376
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
(Deficit)/return
per ordinary share                            (4.19)p       101.60p        97.41p       (5.32)p        22.02p        16.70p
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------

22

The revenue column of this statement is the Group's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.


                                                       SVG Capital plc
                                                      Unaudited Results

                                            COMPANY STATEMENT OF TOTAL RETURN
                                           (incorporating the Revenue Account)

                                                               For the year ended                        For the year ended
                                                              to 31 December 2004                       to 31 December 2003
                                              Revenue       Capital         Total       Revenue       Capital         Total
                                              GBP'000       GBP'000       GBP'000       GBP'000       GBP'000       GBP'000

Realised gains on investments                       -        29,642        29,642             -        10,255        10,255
Unrealised gains on investments                     -        86,592        86,592             -        15,717        15,717
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
Gains on investments                                -       116,234       116,234                      25,972        25,972
Exchange gains/(losses) on cash                     -            93            93             -         (599)         (599)
Other exchange gains                                -            12            12             -           938           938
Income                                          2,304             -         2,304         1,144             -         1,144
Expenses                                      (1,477)         (928)       (2,405)       (1,154)       (3,357)       (4,511)
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
Net return/(deficit) before                       827       115,411       116,238          (10)        22,954        22,944
finance costs and taxation
Interest payable and similar charges          (5,980)             -       (5,980)       (5,106)             -       (5,106)
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
Net (deficit)/return on ordinary              (5,153)       115,411       110,258       (5,116)        22.954        17,838
activities before taxation
Tax on ordinary activities                         85             -            85           138             -           138
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
(Deficit)/return on ordinary                  (5,068)       115,411       110,343       (4,978)        22,954        17,976
activities after taxation
Dividends                                           -             -             -             -             -             -
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
(Deficit)/return on ordinary activities       (5,068)       115,411       110,343       (4,978)        22,954        17,976
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------
(Deficit)/return
per ordinary share                            (4.47)p       101.84p       97. 37p       (4.79)p        22.07p        17.28p
---------------------------------------- ------------- ------------- ------------- ------------- ------------- -------------


The revenue column of this statement is the Company's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.

23

                                                            SVG Capital plc
                                                           Unaudited Results

                                                            BALANCE SHEETS

                                                                       31 December 2004                     31 December 2003
                                                                    Group          Company             Group           Company
                                                                  GBP'000          GBP'000           GBP'000           GBP'000
Tangible fixed assets                                               1,161                -               399                 -
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------

                                                                    1,161                -               399                 -
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------

Fixed asset investments
Private equity funds and co-investments                           688,198          656,753           560,287           530,794
UK listed equity funds                                             15,179           15,179             8,184             8,184
Money market instruments                                           10,987           10,987            41,877            41,877
Investment in subsidiaries                                              -           45,286                 -            35,538
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
                                                                  714,364          728,205           610,348           616,393

-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------

Current assets
Debtors                                                             4,390            1,835             6,718             3,190
Cash at bank                                                       14,161              458             5,791               610
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
                                                                   18,551            2,293            12,509             3,800

-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------

Current liabilities
Creditors: due within one year                                    (7,764)          (3,569)           (8,111)           (4,297)
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
                                                                   10,787          (1,276)             4,398             (497)
Net current assets/(liabilities)
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
                                                                       74                -                 -                 -
Debtors: due within one year
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------

Total assets less current liabilities                             726,386          726,929           615,145           615,896
Creditors: due after one year                                    (49,479)         (48,926)          (88,108)          (87,619)
Minority interest - non-equity                                      (100)                -             (100)                 -
Minority interest - equity                                          (404)                -             (319)                 -
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
                                                                  676,403          678,003           526,618           528,277
Net assets
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------

Capital and reserves
Called up share capital                                           122,530          122,530           112,655           112,655
Share premium account                                              72,622           72,622            43,114            43,114
Share purchase reserve                                             92,054           92,054            92,054            92,054
Capital redemption reserve                                          3,204            3,204             3,204             3,204
Capital reserve                                                   397,050          397,445           281,902           282,034
Revenue reserve                                                  (11,057)          (9,852)           (6,311)           (4,784)
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
                                                                  676,403          678,003           526,618           528,277
Equity shareholders' funds
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------

Net asset value per ordinary share -undiluted                      552.0p           553.3p            467.5p            468.9p
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------

Net asset value per ordinary share - diluted                       539.7p           540.8p            458.7p            460.0p
-------------------------------------------------------- ----------------- ---------------- ----------------- -----------------



24



                                               SVG Capital plc
                                              Unaudited Results
                                         CONSOLIDATED CASHFLOW STATEMENT


                                                                                For the year ended          For the year ended
                                                                               to 31 December 2004         to 31 December 2003
                                                                                           GBP'000                     GBP'000

Net cash inflow/(outflow) from operating activities                                          2,568                     (2,271)

Return on investments and servicing of finance                                             (5,223)                     (5,169)

Taxation                                                                                      (31)                         123

Capital expenditure and financial investment                                                11,110                    (86,677)

Equity dividends paid                                                                            -                           -

Financing                                                                                        3                      95,350
------------------------------------------------------------------------ -------------------------- ---------------------------
------------------------------------------------------------------------ -------------------------- ---------------------------
                                                                                             8,427                       1,356
Net cash inflow
------------------------------------------------------------------------ -------------------------- ---------------------------
-------------------------------------------------------------------------------------------------------------------------------

Reconciliation of net cash flow to movement in net debt

Net cash inflow                                                                              8,427                       1,356

Exchange loss on currency balances                                                            (57)                       (452)

(Decrease/(increase) of convertible bonds                                                   38,693                    (48,418)
------------------------------------------------------------------------ -------------------------- ---------------------------
------------------------------------------------------------------------ -------------------------- ---------------------------
                                                                                            47,063                    (47,514)
Change in net debt

Net debt at the beginning of the period                                                   (81,828)                    (34,314)
------------------------------------------------------------------------ -------------------------- ---------------------------
------------------------------------------------------------------------ -------------------------- ---------------------------
                                                                                          (34,765)                    (81,828)
Net debt at the end of the period
------------------------------------------------------------------------ -------------------------- ---------------------------

Reconciliation of operating profit to net cash inflow from operating activities

Net deficit before finance costs and taxation                                                1,164                       (607)

Exchange losses/(gains) charged to revenue account                                              75                       (178)

Capital expenses paid                                                                        (874)                       (602)

Decrease/(increase) in accrued income                                                        1,659                     (1,059)

Increase in debtors                                                                          (211)                       (211)

Increase in creditors                                                                          755                         386
------------------------------------------------------------------------ -------------------------- ---------------------------
------------------------------------------------------------------------ -------------------------- ---------------------------
                                                                                             2,568                     (2,271)
Net cash inflow/(outflow) from operating activities
------------------------------------------------------------------------ -------------------------- ---------------------------


25







25



RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

                                                                                For the year ended          For the year ended
                                                                               to 31 December 2004         to 31 December 2003
                                                                                           GBP'000                     GBP'000

Revenue deficit attributable to equity shareholders                                        (4,746)                     (5,531)

Dividends                                                                                        -                           -
------------------------------------------------------------------------ -------------------------- ---------------------------
------------------------------------------------------------------------ -------------------------- ---------------------------
                                                                                           (4,746)                     (5,531)
Revenue account deficit

Non-distributable capital gain for the year                                                115,148                      22,907

Shares issued on conversion of 2011 bonds                                                    9,875                         150

Share premium on conversion of 2011 bonds                                                   29,508                         438

Shares issued on placing of shares                                                               -                      10,239

Share premium on placing of shares                                                               -                      35,223
------------------------------------------------------------------------ -------------------------- ---------------------------
------------------------------------------------------------------------ -------------------------- ---------------------------
                                                                                           149,785                      63,426
Net addition to shareholders' funds

Shareholders' funds brought forward                                                        526,618                     463,192
------------------------------------------------------------------------ -------------------------- ---------------------------
------------------------------------------------------------------------ -------------------------- ---------------------------
                                                                                           676,403                     526,618
Shareholders' funds carried forward
------------------------------------------------------------------------ -------------------------- ---------------------------


Notes:

1.       Audit Status

          The above financial information is unaudited and does not amount to statutory accounts under Section 240 of the Companies Act 1985 (as amended). The information given as comparative figures for the year ended 31 December 2003 does not constitute the Company's statutory accounts for that financial period. Statutory accounts for the year ended 31 December 2003 have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

          The statutory accounts for the year ended 31 December 2004 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

          This announcement is prepared on the basis of the accounting policies as set out in the most recent published set of annual financial statements.

          This  statement  was  approved by the Board of  Directors  on 18 March
          2005.

2.       Final Dividend

          No final dividend has been declared in respect of the year ended 31 December 2004.

26
3.       Convertible Debt

          On 22 November 2004, the Company announced that it had exercised its right to call for redemption of all the 2011 Bonds in issue and gave bondholders the option to convert their holding into ordinary shares. On 6 December 2004, a total of 9,874,679 ordinary shares were allotted on conversion of all the 2011 Bonds in issue.


4.       Diluted NAV

          At 31 December 2004, the diluted NAV's are 539.7p for the Group and 540.8p for the Company. The diluted NAV calculations assume that share options with a strike price lower than the undiluted NAV are exercised at the balance sheet date, resulting in the issue of 6,761,016 ordinary shares for consideration of GBP27,462,000. In addition, the GBP49 million 2013 convertible bonds are assumed to convert at the balance sheet date at an exercise price of 480p into 10,208,333 ordinary shares.

5.       Annual Report & Accounts

          Copies of the report and accounts will be circulated to shareholders in March 2005, and from the date of release may also be obtained from the Registered Office of the Company at 31 Gresham Street, London, EC2V 7QA.







--------
     1 SVG Diamond Private Equity plc and SVG Diamond Holdings Limited 2 At 31 December 2004 exchange rates


27



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 23 March 2005
                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries